[A.C. Moore Arts & Crafts, Inc. Letterhead]
August 20, 2007
William Thompson
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	A.C. Moore Arts & Crafts, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarter Ended March 31, 2007
Schedule 14A
Filed March 12, 2007, May 8, 2007 and April 30, 2007
File No. 0-23157

Dear Mr. Thompson:
A.C. Moore Arts & Crafts, Inc. (the “Company”) submits the following responses to comments raised in the letter (the “Comment Letter”), dated July 24, 2007, from the Securities and Exchange Commission (the “Commission”). In order to facilitate your review, each of the staff’s comments is followed by the Company’s response below, and the responses are numbered to correspond to the comment numbers in the Comment Letter.
Form 10-K for Fiscal Year Ended December 31, 2006
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
1.	Please expand your discussion and analysis to include a discussion of any known trends, such as the downward trend in earnings, sales per square foot, average net sales per store and margins and upward trend in selling, general and administrative expenses and whether you expect the trends to continue. The discussion should also provide insight into the material opportunities, challenges and risks on which management is focused for both the short and long term that are driving the business and operating initiates described on page 26 to provide insight to readers to see the business through the eyes of management. See Item 303 of Regulation S-K and the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations issued December 19, 2003 available at www.sec.gov.

William Thompson
August 20, 2007

Response: In future filings we will revise our discussion in a manner similar to the example below. This example is extracted from the Company’s second quarter Form 10-Q that was filed on August 6th, 2007.
Recent Developments and Business Update
For the quarter, the Company’s comparable store sales decreased by 10.0% while gross margins improved by 140 basis points compared to last year. The decline in comparable store sales was an expected result of the implementation of management’s primary business and operating initiatives that are discussed in more detail below. We believe that the Company had reached a point of diminishing returns for many of the costs being incurred to increase sales, which included advertising and store payroll. Changes made to our store staffing and advertising programs coupled with major product resets which took longer to execute than we anticipated, all had an adverse effect on comparable store sales. In addition, lower inventory levels caused an increase in out of stock merchandise which also had a negative impact on sales. We expect improvements in the execution of our operating initiatives that will lessen the impact on comparable store sales in the coming quarters.
The increase in gross margin was achieved through a combination of a shift in product mix, vendor cost leveraging and retail price adjustments. We would expect these factors to continue to have a positive impact on gross margin for the remainder of 2007. However, competitive pressure or weakness in the retail environment could cause us to be more promotional than expected, which would have a negative impact on margins.
We expect that 2007 will be a year of transition as our new management team is focused on reviewing and adjusting various aspects of our business and operations to position ourselves for improved performance. New management’s primary business and operating initiatives are discussed below.
Selling, general and administrative expense reduction
We are aggressively reviewing all facets of our business for opportunities to reduce expenses. The following are our major expense reduction initiatives:
•	Store payroll costs. We introduced a new general manager compensation plan based on pay-for-performance beginning in January 2007. Bonuses earned in one year are no longer rolled into base salary for the coming year. Store staffing models, including an appropriate mix of full- and part-time team members, tested in the second half of 2006, were implemented toward the end

William Thompson
August 20, 2007

of the first quarter of 2007 and continue to improve our results of operations through payroll savings.
•	Advertising spending. We have substantially completed the process of evaluating the reach, frequency and timing of our advertisements. During the first quarter of 2007, we entered into an arrangement with a newspaper placement agency to assist with rate reductions and circulation analysis on a market by market basis. This analysis is now substantially complete and we are in the process of implementing the recommendations.

•	Real estate site location strategy. We believe that our selling, general and administrative expenses may be reduced if we increase store openings in existing markets in order to leverage advertising costs. In the future, we intend to increase store density in existing markets. In addition, previously we entered new markets opening only a single store. When we enter new markets in the future, as appropriate, we intend to open more than one store at the time we enter that market.
Improved information technology
We are committed to enhancing our information technology to increase operating efficiencies, improve merchandise selection and better serve our customers. During the second quarter of 2007, we completed the upgrade of scanner gun technology in our stores. We believe this upgrade will improve store inventory procedures and reduce repair and maintenance expenses. During the second quarter of 2007, we began to pilot perpetual inventory in two stores for select SKU’s. This pilot will expand to twelve stores during the third and fourth quarters culminating into a full store roll out as we complete SKU level inventories in January 2008. In addition, we entered into an agreement with Oracle Retail to purchase their Merchandising System Suite which will include automated replenishment which we anticipate will be implemented in 2008.
Globally sourced and private label products
We are increasing the global sourcing of products. We anticipate that products imported directly through an arrangement with a global sourcing supplier will be sold in our stores beginning in the second half of 2007. We expect that the number of products globally sourced will substantially increase in the future. We also intend to begin selling private-label products bearing our Company name and logo in the second half of 2007. We believe that increased global sourcing and sale of private label products will result in gross margin improvement.

William Thompson
August 20, 2007

Centrally directed operations
We are committed to increasing the level of standardization in operations and centrally directed management practices. This initiative includes, standardizing the presentation in our stores, managing store classroom programs from our corporate office and advertising strategy. We believe that increased centrally directed management will improve our operating efficiencies.
Results of Operations, page 27
2.	Please consider expanding your discussions of selling, general and administrative expenses to address significant dollar increases in costs, such as expenses related to new stores and the level of fixed expenses from period-to-period affecting the leveraging or de-leveraging of expenses as a percentage of sales. Also, please clarify your disclosure on page 28 related to the de-leveraging of selling, general and administrative expenses given the overall increase in sales between periods.
Response: In future filings we will revise our discussion in a manner similar to the example below. This example is extracted from the Company’s second quarter Form 10-Q that was filed on August 6, 2007.
Selling, General and Administrative Expenses. Selling, general and administrative expenses include (a) direct store level expenses, including rent and related operating costs, payroll, advertising, depreciation and other direct costs, and (b) corporate level costs not directly associated with or allocable to cost of sales, including executive salaries, accounting and finance, corporate information systems, office facilities , stock based compensation and other corporate expenses.
Selling, general and administrative expenses, as a percent of sales, increased 1.5% in the three months ended June 30, 2007 to 42.5% from 41.0% in the three months ended June 30, 2006. Costs related to a one time legal settlement represent 0.7% of this increase and an increase in professional fees represent 0.2%. The balance of the increase is the result of de-leveraging of store occupancy costs against a decline in comparable store sales partially offset by a reduction in store payroll as a percent of sales.
Liquidity and Capital Resources, page 33
3.	Please revise the narrative accompanying your table of contractual obligations to clarify what is included in the line item for store operating leases. For example, please disclose that the obligations do not include insurance, taxes, maintenance and other costs required by operating leases. Also, provide a context for readers to understand the impact of such costs on your operating lease obligations. See Item

William Thompson
August 20, 2007

303(a)(5) of Regulations S-K and Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Response: In future filings we will revise the narrative in footnote (2) accompanying our table of contractual obligations to clarify the amounts that are included in the table for store operating leases. Following is an illustration of what that footnote would include.
(2) Most store leases have an average initial term of ten years, with three five year renewal options, and provide for predetermined escalation in future minimum rent. Rent payments are amortized over the initial lease term commencing on the date we take possession. The pro rata portion of scheduled rent escalations has been included in other long-tem liabilities in the balance sheet. Amounts listed in this table only include future minimum rent payments. Most leases contain provisions that require payment for other items such as real estate taxes, common area maintenance and insurance. Historically, these additional items have been equal to approximately 30% of the minimum lease payments.
Critical Accounting Estimates, page 33
4.	Please disclose the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. In doing so, you should provide an analysis, to the extent material, of such factors as to how you arrive at each of your estimates, how accurate your estimates and assumptions have been in the past, how much your estimates and assumptions have changed in the past and whether they are reasonably likely to change in the future. Please refer to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations and Section 501.14 of Codification of Financial Reporting Policies.
Response: In future Form 10-K filings we will revise the narrative in our critical accounting estimates to expand and clarify how the Company develops its accounting estimates and how those estimates have changed in the past or may change in the future. Following is an illustration of that change.
a.     Critical Accounting Estimates

William Thompson
August 20, 2007

Our accounting policies are more fully described in Note 1 of the Notes to Consolidated Financial Statements included herein. As disclosed in Note 1 of the Notes to Consolidated Financial Statements, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from those estimates. Management makes adjustments to its assumptions and judgments when facts and circumstances dictate. The amounts currently estimated by us are subject to change if future events cause us to change our assumptions. We evaluate our estimates and judgments on an ongoing basis and predicate those estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Management believes the following critical accounting estimates encompass the more significant judgments and estimates used in preparation of the Consolidated Financial Statements.
Merchandise Inventories. We value our inventories at the lower of cost or market. The retail inventory method is used to determine cost at our store locations. For our warehouse inventories cost is determined on a first-in, first-out basis. We perform complete physical inventories in our stores and warehouse at the end of each year. The physical count of merchandise is made by a combination of store personnel and a third-party inventory counting service firm. We include as inventoriable costs certain indirect costs, such as purchasing and receiving costs, inbound freight, duties related to import purchases, internal transfer costs and warehousing costs.
Inventory valuation methods also require certain management estimates and judgments. These include estimates of net realizable value on product designated for clearance or on slow moving merchandise. Quarterly, our inventory valuation includes estimates for shrinkage, capitalized buying, warehousing and distribution costs related to inventory, and markdowns of merchandise inventories. Our estimate for shrink is based on actual historical shrink results from recent physical inventories. Inventoriable costs are estimated based on historical capitalization rates adjusted for known trends. Our reserve for clearance and slow moving merchandise is based on several factors including the quantity of merchandise on hand, sales trends and future advertising and merchandising plans. The accuracy of our estimates can be affected by many factors, some of which are outside of our control, including changes in economic conditions and consumer buying trends. Historically, we have not experienced significant differences in our estimates of recovery compared with actual results. We believe our process results in an appropriate value of our inventory on hand at year-end.

William Thompson
August 20, 2007

Impairment of Long-Lived Assets. In accordance with generally accepted accounting principles, we review long-lived assets for impairment by comparing the carrying value of assets with their estimated future undiscounted cash flows. The impairment loss is calculated as the difference between asset carrying values and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance and pricing trends. To the extent these future estimates change, the conclusion regarding impairment may differ from our current estimates, and the loss, if any, would be recognized at that time.
Income Taxes. We do business in various jurisdictions that impose income taxes. Management determines the aggregate amount of income tax expense to accrue and the amount currently payable based upon the tax statutes of each jurisdiction. This process involves adjusting income determined using generally accepted accounting principles for items that are treated differently by the applicable taxing authorities. Deferred taxes are reflected on our balance sheet for temporary differences that will reverse in subsequent years. If different judgments had been made, our tax expense, assets and liabilities could have been different. Historically, such differences have not been significant.
Because income from different jurisdictions may be taxed at different rates, our mix of income by jurisdiction may affect our tax rate. In addition, decisions by management on such items as whether to invest excess cash in taxable or nontaxable instruments or the type of stock options that are granted can also have an impact on our effective tax rate. The tax rate we use throughout the year is based on our estimate of an annual effective rate. This rate is evaluated quarterly and adjusted for known trends in earnings and permanent tax differences. We also evaluate the effect of any changes in uncertain tax positions including the initiation or settlement of audits.
Other Estimates. Management uses estimates in the determination of the required accruals for general liability, workers’ compensation and health insurance. These estimates are based upon examination of historical trends, industry claims experience and, in certain cases, calculations performed by third-party experts. We maintain coverage that limits our loss exposure on both a per claim and aggregate basis for certain risks. Projected claims information may change in the future and may require management to revise these accruals. Historically, these revisions have not been significant.
We are periodically involved in various legal actions arising in the normal course of business. Management is required to assess the probability of any adverse judgments as well as the potential range of any losses. Management determines the required

William Thompson
August 20, 2007

accruals after a careful review of the facts of each legal action. Our accruals may change in the future due to new developments in these matters.
Note 11. Commitments and Contingencies, page 52
Contingencies, page 53
5.	Please tell us in detail why you believe you are unable to reasonably estimate the loss related to the civil action disclosed in the first paragraph given the unfavorable outcome and jury award. In this regard, it appears to us that you have incurred a loss in an amount of the awarded damages. In addition, please explain to us why you believe that a reversal of the award in an appeal would not be considered a gain contingency.
Response: After the verdict was returned in the Kathleen Stahl litigation, Company management along with outside counsel reviewed the facts of the case and the components of the awarded damages in an attempt to evaluate the range of loss that could reasonably be expected as the ultimate liability upon resolution of this case. After review of all the facts and circumstances, management determined that a reasonable range of liability would fall between $0 and the full amount of the jury award. Given the wide range of a probable settlement amount and our estimation that no amount was more probable than any other, management determined that the amount of loss could not be reasonably estimated and therefore the criteria for accruing a loss contingency under FAS 5 were not met.
Some of the factors that contributed to this wide range of probable settlement amounts were as follows;
As previously disclosed, on October 30, 2006, a jury returned a verdict in the favor of the plaintiff for $19,600 in lost wages, $1.8 million for emotional distress and $1.5 million in punitive damages. The Company pursued an appeal in court asserting that, among other arguments, 1) plaintiff failed to prove that she was subjected to adverse employment action, (2) plaintiff failed to prove the causal connection between her activity and the alleged adverse employment action; (3) the minimal evidence of lost wages did not support the jury’s verdict; (4) the trial judge’s exclusion of evidence, including warnings, demotion and pay reduction at her subsequent employer required a new trial; (5) the Company was entitled to a new trial because the compensatory and punitive damages were excessive and shocked the conscience which was a miscarriage of justice under the law; (6) that there was no evidence of

William Thompson
August 20, 2007

upper management’s actual participation in the alleged retaliatory conspiracy or their willful indifference to it; and (7) that the punitive damages award was unconstitutionally excessive.
The Company concluded, after consultation with counsel, that these arguments had merit and that there was a possibility of completely overturning the entire verdict. However, the Company also concluded that it was equally possible that none of the arguments would succeed which would have left the entire verdict standing. Therefore management determined that the amount of loss could not be reasonably determined under FAS 5.
As disclosed in the Company’s Form 10-Q for the quarterly period ended June 30, 2007, on July 23rd, 2007 the Company entered into a Confidential Settlement Agreement which released the Company from any matter arising out of the subject matter of the civil action in exchange for a total settlement amount of $850,000. This settlement amount was recorded by the Company as a component of Selling, General and Administrative Expenses in its Form 10-Q for the period ended June 30, 2007.
Item 9A. Controls and Procedures, page 55
6.	Please revise to remove “at the reasonable assurance level” from your conclusion on the effectiveness of disclosure controls and procedures or revise to state that your disclosure controls and procedures were designed to provide reasonable assurance that the controls and procedures will meet their objectives.
Response: The Company will remove “at the reasonable assurance level” from our conclusion on the effectiveness of disclosure controls and procedures from all future filings including the second quarter Form 10-Q that was filed on August 6, 2007.
Schedule 14A filed April 30, 2007
7.	We note your disclosure in footnote (3) under director compensation on page 13 regarding the approval of a five-year exercisability period of unexercised options held by retiring directors. It also appears that similar provisions were included in separation agreements of retiring executive officers. Please tell us if you consider the extension of the exercise period of the awards as modifications as defined in paragraph 51 of SFAS 123(R). If so, tell us how you measured the resulting effects of the modifications. If not, tell us why you do not consider the changes in terms as modifications.
Response:

William Thompson
August 20, 2007

There was no modification of the exercisability period of unexercised options held by retiring directors as disclosed in footnote (3) on page 13 of Schedule 14A. According to the terms of the stock option agreement under which these options were granted, a participant who retires after obtaining age 65 with at least ten years of continuous service shall have the right to exercise any option which has vested on the date of their retirement anytime within five years of that date provided that this date does not exceed the date when the option would have originally expired. Each of the retiring directors met both the required age and service requirement.
As to modifications to provisions of stock options granted to other directors and executive officers, we did take into consideration paragraph 51 of SFAS 123(R), and where appropriate, recognized additional compensation as required. Please refer to footnote (7) on page 14 and footnotes (11) and (14) on page 30 of Schedule 14A for more detail surrounding the reason for and amount of this additional compensation.
Other Information
     In connection with responding to the foregoing comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

William Thompson
August 20, 2007

     If you or any other member of the staff has any questions or would like to discuss these matters at greater length, please do not hesitate to contact Marc Katz at (856) 768-4957.

Sincerely,
/s/ Rick A. Lepley
Rick A. Lepley
Chief Executive Officer

/s/ Marc Katz
Marc Katz
Chief Financial Officer

cc:     Anthony Watson, Staff Accountant